UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 6, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with
Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                                         KPN issues EUR 1.25 billion Eurobond, dated November 6, 2007.

Press release

KPN issues EUR 1.25 billion Eurobond	Date
6 November 2007

Number
079pe

KPN has successfully launched a EUR 1.25 billion Eurobond with a 5 year maturity and a coupon of 5.00%. The bond was placed with a broad range of institutional investors in Europe.

The bonds have been issued under KPN’s Global Medium Term Note programme and will be listed on Euronext Amsterdam. The proceeds of this bond will be used to redeem the drawdowns on the credit facilities and for general corporate purposes. Following the successful execution of this bond transaction KPN will terminate the EUR 1.25 billion bilateral backstop credit agreements, which were signed in September 2007.

KPN has a credit rating of BBB+ with negative outlook by S&P and Baa2 with stable outlook by Moody’s.

Citi, ING and RBS have acted as joint book runners for this transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: November 8, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra Legal Counsel